TRANSITNET

CLOSING SOON: The world's 1st crypto proof-of-ownership infrastructure

🟦 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



transitnet.io   Manhattan Beach CA 🐦 | Technology | Fintech & Finance | B2B | SaaS | Blockchain & Web3 |

Highlights

(1) 🔥 Stanford-educated co-founders with multiple exits in excess of $2B+

(2) 💸 CEO is early PayPal: designed revenue model & scaled PayPal from 2.5K to 25M users to IPO

(3) 📣 Featured in TechCrunch, Bloomberg, CNBC, Business Insider, US News, Sky News & more

(4) 🏆 Stakeholders include Peter Thiel & other "PayPal Mafia" members

(5) 🚀 Positioned to revolutionize $45B crypto infrastructure market, $325B global fintech market

(6) 🥇 World's first crypto proof-of-ownership registry, safeguarding trillions worth of crypto assets

(7) 🧭 Patent-pending functional beta product solving complex investor pain points

Our Team



Eric Jackson   CEO and Co-Founder

Serial entrepreneur & PayPal mafia. Built PayPal's revenue model, grew the company from 2.5k to 25M users to IPO & acquisition. CEO of CapLinked (profitable enterprise SaaS company), founder & CEO of World Ahead Media (acquired '08). Stanford.

> We believe crypto holds great promise, but only if it enters the mainstream and becomes more widely used. Many requirements of investors cannot be met without title and the right infrastructure: proof of reserve, use as collateral, and ability to insure.



Will Coleman   Architect

Crypto & security expert. Principal architect of attest services at Cohen & Company (largest US auditor of crypto funds). Co-led first collateralized stablecoin attest. Wrote reporting software for $5B hedge fund. Former CIO at Arthur Bell.

Why TransitNet?

Now more than ever, the crypto industry needs infrastructure to increase security, transparency, and oversight.

TransitNet is the world's first crypto proof-of-ownership registry – a registered record of ownership, much like titles for land and other secured assets, that can be securely shared in order to facilitate financial transactions.

We are building the missing infrastructure to safeguard trillions of dollars in crypto assets and revolutionize Web3.







Crypto investing is growing rapidly, but it's RISKY and DANGEROUS

Investing in crypto is risky and dangerous for the 300M+ crypto investors worldwide
% of internet users who own cryptocurrency
10%
Q3 2018
Q1 2021
Source: GWI Core 2021
Total cryptocurrency value stolen in rug pulls, 2020 vs 2021
$3B
$0
$2,800,000,000
$75,000,000
2020
2021
Source: Chainanalysis, 2022

Investors have few options to keep their crypto safe

More and more investors are falling victim to scams, theft, rug pulls, lost keys, criminal activity, and hackers as the crypto market grows. At least $3B worth of cryptocurrency was stolen from victims worldwide in 2021 alone, an 80% rise over 2020.

Many investors choose to self-host their wallets, which allows them to transact over the internet on a peer-to-peer basis without a financial intermediary. However, self-hosting your crypto wallet is like keeping cash under your mattress—a convenient but risky choice—and cryptocurrency can be lost as quickly as files on your computer.

Unlike financial industries with decades-old security measures, the crypto market does not possess infrastructure that can secure and facilitate transactions. Instead, each crypto holder must operate as their own bank.

Keeping keys safe is difficult, and there is a lot of friction when managing wallets
SAVE YOUR PASSPHRASE!
THIS IS YOUR ARK ADDRESS THAT REFLECTS PASSPHRASE YOU JUST GENERATED

The result? Widespread frustration, as well as utility and digital asset losses. What's more, fewer investors end up entering the market.

Most crypto users we've talked to have told us that they're constantly watching explainer videos on YouTube to figure out how to do the simplest things. These are very smart people, but managing and transacting digital assets is that opaque and complex.

Here's the thing: it doesn't have to be that way.

TransitNet is the missing infrastructure to safeguard trillions of dollars of crypto



TransitNet's ethos is simple and revolutionary: the right infrastructure can make crypto safer and more useful.

We unlock crypto's mass market potential

TransitNet's title registry platform unlocks crypto's mass market potential

Now retail investors can safely...

✓ Prove ownership of digital assets

✓ Monitor crypto assets and securely exchange information

✓ Enable use of crypto for financial transactions, such as collateral for a loan or for trading

✓ Maintain a record of transactions and donations (for tax purposes, etc)

Our first-of-its-kind platform allows investors to verify ownership, monitor asset movements, and securely exchange information with other parties before sending or receiving crypto. Investors can also provide proof of their assets to outside parties when necessary—to apply for a loan, for example, or to donate to charities.

We've built a revolutionary patent-pending alpha product

So far, our feedback has been phenomenal. We've confirmed several use cases for our solution, and our testers are telling us that TransitNet will be a game-changer for this asset class. We're minimizing the risks of crypto ownership—and increasing its utility. Combined, these benefits will unlock crypto's mass market potential.

"TransitNet is going to open up the crypto world to millions of people because they're going to trust it. It creates a public record."

-Robert A., TransitNet user

Expansion across a network of self-hosted wallets will drive retail and institutional adoption

Current
- Alpha product
- Patent pending
- Early users on board

Next
- Private beta launch
- Introduce pricing model

Soon
- Public launch
- User expansion
- Drive market awareness
- Establish strategic partnerships (exchanges, etc)
- Insurance

Future
- Scale model
- Expand institutional capabilities & launch B2B software integrations

Our team has the track record to revolutionize crypto and Web3



CO-FOUNDERS



ERIC JACKSON
CEO & CO-FOUNDER
Early-PayPal, serial entrepreneur, Stanford.



CHRISTOPHER GREY
COO & CO-FOUNDER
Angel investor, serial entrepreneur, Stanford.

   

TEAM & ADVISORS



WILL COLEMAN
Architect

Co-lead for the first collateralized stablecoin attest. Security consultant for the largest hedge funds in the world.



STEPHEN ROULAC
Advisor





ALEX FELIX
Advisor

CoinFund





KEN MILLER
Advisor





JOHN WU
Advisor

Ava Labs.



Our team is equipped with the expertise and experience necessary to revolutionize crypto and Web3.

Together, we built CapLinked, a venture-backed software company. Its SaaS product, which enables secure information sharing, is used by leaders like Amazon, Hess, KPMG, and Roche.

Now, we're turning our attention to crypto and retail investors—and the timing's never been better.

We solve a big problem in

We solve a big problem in a huge, explosive market



The multi trillion-dollar crypto market is already massive—and with more and more investors entering the space, it's expanding at record speed. In fact, crypto investing is growing even faster than retail investing: 16% of American adults have invested in, traded, or otherwise used cryptocurrencies. For men between the ages of 18 and 29, that figure rises to 43%.

As a result, infrastructure that can support the market and its investors has become a crucial need. Financial infrastructure for crypto is already a $45B industry, part of a $325B global fintech market that's growing at a CAGR of 25%. Today, the market is fueled by exponential interest in NFTs and Web3.



We have a first-mover advantage
NO ONE ELSE IS DOING THIS



Note: Forward-looking financial projections cannot be guaranteed.

TransitNet will save millions of crypto investors from BILLIONS OF DOLLARS of problems



For a nominal subscription fee, TransitNet will safeguard billions of dollars' worth of crypto assets, delivering peace of mind to millions of investors.

We're on track to becoming an indispensable part of the crypto and Web3 ecosystem

NOW is the time to invest. This opportunity is unprecedented: after all, cryptocurrency and Web3 are already changing the way we do business. You only get so many chances to be part of a revolutionary solution from the ground up. Don't miss out.

Downloads


TransitNet Deck November 2022.pdf